

Mail Stop 3651

March 15, 2006

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

Re: Credit Suisse First Boston Mortgage Securities Corp.
Registration Statement on Form S-3
Amendment No. 1 filed February 17, 2006
File No. 333-130884

Dear Mr. Kaiserman,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Derivatives, page 81

1. We note your response to prior comment 10, but reissue the comment. We suggest that you delete reference to this derivative instrument. If you choose to include these form of derivative, you should provide a more comprehensive and detailed analysis on how the proposed swap will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For

instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs?

2. We note your response to our prior comments 11 and 12. Please confirm that the administrator used in the mandatory auction on market value swaps will be completely independent of the depositor, underwriter or their affiliates.

3. Please provide a more detailed description of the mandatory auction procedure in the base prospectus at the top of page 82. For example, information you have provided in response to comment 12 describes what will happen if the auction fails, and what happens to the offered securities when the auction closes.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3814.

Sincerely,

Sara W. Dunton
Senior Attorney

cc: <u>Via Facsimile</u>
Stephen S. Kudenholdt
Thacher Proffitt & Wood LLP
(212) 912-7751